Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 30, 2023

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennie Beysolow

Jennifer López-Molina

Division of Corporation Finance

Office of Trade & Services

Savers Value Village, Inc.

Registration Statement on Form S-1

Submitted February 8, 2023

File No. 333-261850

Ladies and Gentlemen:

On behalf of our client, Savers Value Village, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 23, 2023 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 7 to the Registration Statement (the “Registration Statement”) which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

United States Securities and Exchange Commission

March 30, 2023

The Company has asked us to convey the following as its responses to the Staff:

Recent Developments

Preliminary Estimated Unaudited Financial Results for the Three Months and the Fiscal Year Ended December 31, 2022, page 18

1.	Please review to present and reconcile Adjusted EBITDA to an estimate of net income/loss, which you have previously disclosed is the nearest comparable GAAP measure.

Response to Comment 1

The Company respectfully advises the Staff that this disclosure has been removed from the Registration Statement, as such disclosure was specific to the previous filing.

December 2022 Dividend, page 22

2.	To provide additional context to investors, please discuss the business purpose of the $69.5 million and the $262.2 million dividends paid in 2022.

Response to Comment 2

The Company acknowledges the Staff’s comment and in response has revised its disclosure on pages 18 and 74 of the Registration Statement.

Capitalization, page 81

3.	Please clarify of the pro forma amounts include the effects of the $31.1 million of bonuses paid in connection with the Notes Offering and the December 2022 Dividend.

Response to Comment 3

The Company acknowledges the Staff’s comment and in response has revised its disclosure on page 75 of the Registration Statement. The Company advises the Staff that pro forma amounts reflect an adjustment to include $23.6 million in bonuses paid to employees in connection with the Notes Offering. The Company further advises the Staff that the pro forma amounts no longer include an adjustment to reflect the December 2022 Dividend, because the December 2022 Dividend is included in the historical results for the period.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3025 or Christodoulos Kaoutzanis at (212) 373-3445.

Very truly yours,

/s/ John C. Kennedy

John C. Kennedy

United States Securities and Exchange Commission

March 30, 2023

cc:	Securities and Exchange Commission

Ta Tanisha Meadows

Doug Jones

Savers Value Village, Inc.

Mark Walsh

Jay Stasz

Richard Medway, Esq.

Latham & Watkins LLP

Marc D. Jaffe, Esq.

Gregory P. Rodgers, Esq.

Brittany D. Ruiz, Esq.

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